UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No.    )*

MediCor Ltd.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

58470M 10 0

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58470M 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) 1. Donald K. McGhan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization 1. Donald K. McGhan –United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1. Donald K. McGhan-1,087,345

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1. Donald K. McGhan-1,087,345

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1. Donald K. McGhan-1,087,345

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.18%

12.	Type of Reporting Person (See Instructions) 1. Donald K.-Individual

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) 2. International Integrated Industries LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization 2. International Integrated Industries LLC –Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2. International Integrated Industries LLC-626,154

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 2. International Integrated Industries LLC-626,154

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2. International Integrated Industries LLC-626,154

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.56%

12.	Type of Reporting Person (See Instructions) 2. International Integrated Industries LLC -Limited Liability Company of which Mr. McGhan is the Managing Member.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) 3. International Alliance LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization International Alliance LLC -Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3. International Alliance LLC-1,604,596

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 3. International Alliance LLC-1,604,596

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3. International Alliance LLC-1,604,596

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.11%

12.	Type of Reporting Person (See Instructions) 3. International Alliance LLC -Limited Liability Company of which Mr. McGhan is the 100% owner.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) 4. Santa Fe Ventures LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization 4. Santa Fe Ventures LLC -Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4. Santa Fe Ventures LLC-1,524,239

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 4. Santa Fe Ventures LLC-1,524,239

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4. Santa Fe Ventures LLC-1,524,239

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.66%

12.	Type of Reporting Person (See Instructions) 4. Santa Fe Ventures LLC -Limited Liability Company of which Mr. McGhan is the 100% owner.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) 5. III Equity Performance II LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization 5. III Equity Performance II LP -Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5. III Equity Performance II LP-1,304,814

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 5. III Equity Performance II LP-1,304,814

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5. III Equity Performance II LP-1,304,814

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.41%

12.

Type of Reporting Person (See Instructions)
5. III Equity Performance II LP -Limited Partnership of which McGhan Management is the sole General Partner and Mr. McGhan is the Chairman of McGhan Management.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) 6. 2000 III Equity Performance III LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization 6. 2000 III Equity Performance III LP -Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 6. 2000 III Equity Performance III LP-621,340

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 6. 2000 III Equity Performance III LP-621,340

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6. 2000 III Equity Performance III LP-621,340

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.53%

12.

Type of Reporting Person (See Instructions)
6. 2000 III Equity Performance III LP -Limited Partnership of which McGhan Management is the sole General Partner and Mr. McGhan is the Chairman of McGhan Management.

Item 1.
	(a)	Name of Issuer MediCor Ltd. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices 4560 S. Decatur Blvd, Suite 300, Las Vegas, Nevada 89103

Item 2.
(a)

Name of Person Filing
This Statement is being filed by and on behalf of International Integrated Industries LLC  ("III"), International Alliance LLC  ("IA"), Santa Fe Ventures LLC (“SFV”), III Equity Performance II LP  (“IIIEP2”), 2000 III Equity Performance III LP (“IIIEP3”) and Donald K. McGhan  ("Mr. McGhan” and, together with III, IA, SFV, IIIEP2 and IIIEP3, the "Reporting Persons"). Mr. McGhan is the Managing Member of III. Mr. McGhan is the 100% owner of IA & SFV. McGhan Management is the general partner of, and Mr. McGhan owns a majority of the limited partnership interests in, IIIEP2 & IIIEP3.                     .

	(b)	Address of Principal Business Office or, if none, Residence 4560 S. Decatur Blvd, Suite 201, Las Vegas, NV 89103.
(c)

Citizenship
III is a Nevada limited liability company. IA is a Delaware limited liability company. SFV is a Delaware limited liability company. IIIEP2 is a Delaware limited liability partnership. IIIEP3 is a Delaware limited liability partnership. Mr. McGhan is a citizen of the United States.

	(d)	Title of Class of Securities Common Stock, $.001 par value per share.
	(e)	CUSIP Number 58470M 10 0

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The percentages set forth in this Item 4 are based on there being 17,604,113 shares of Common Stock outstanding as of February 12, 2004 as disclosed in MediCor Ltd.’s Form 10-QSB filed on February 12, 2004 for the quarterly period ended December 31, 2003.

(a) Amount beneficially owned: 6,768,488
(b) Percent of class: 38.45%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 6,768,488
(ii) Shared power to vote or to direct the vote -0-
(iii) Sole power to dispose or to direct the disposition of 6,768,488
(iv) Shared power to dispose or to direct the disposition of -0-

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2004
Date

Donald K. McGhan

/s/ Donald K. McGhan
Signature

International Integrated Industries LLC

/s/ Donald K. McGhan
Signature
Title:

International Alliance LLC

/s/ Donald K. McGhan
Signature
Title:

Santa Fe Ventures LLC

/s/ Donald K. McGhan
Signature
Title:

III Equity Performance II LP

/s/ Donald K. McGhan
Signature
Title:

2000 III Equity Performance III LP

/s/ Donald K. McGhan
Signature
Title:

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned agree that the foregoing Statement on Schedule 13G (including any and all amendments thereto) is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k) under the Act and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

Dated: February 17, 2004

INTERNATIONAL INTEGRATED INDUSTRIES LLC

By:
Its: Managing Member

By:	/s/	Donald K. McGhan
		Name:	Donald K. McGhan
		Title:	Managing Member

INTERNATIONAL ALLIANCE LLC

By:
Its: Sole Owner

By:	/s/	Donald K. McGhan
		Name:	Donald K. McGhan
		Title:	Sole Owner

SANTA FE VENTURES LLC

By:
Its: Sole Owner

By:	/s/	Donald K. McGhan
		Name:	Donald K. McGhan
		Title:	Sole Owner

III EQUITY PERFORMANCE II LP

By:
Its: General Partner

By:	/s/	McGhan Management
		Name:	Donald K. McGhan
		Title:	Chairman and President

2000 III EQUITY PERFORMANCE III LP

By:
Its: General Partner

By:	/s/	McGhan Management
		Name:	Donald K. McGhan
		Title:	Chairman and President

/s/ Donald K. McGhan
Donald K. McGhan